NEWS RELEASE

Canada Jetlines and Jet Metal Confirm Receipt of
 Airline Foreign Ownership Exemption Order

December 6, 2016	(TSX.V: JET)
Jet Metal Corp. (TSXV: JET) (the "Company" or "Jet Metal") and Canada Jetlines Ltd. ("Jetlines") are pleased to announce that the parties have received the official Ministerial Order ("Exemption Order") from the federal Minister of Transport, Marc Garneau providing for an exemption from current foreign ownership rules for Canadian airlines. The effect of the Exemption Order is that the parties will be permitted to conduct domestic air services while having up to 49% foreign voting interests, with no single foreign investor or its affiliates having more than a 25% voting interest. The Exemption Order was granted for a five-year term ending on December 1, 2021.

Process and Support

The process to obtain the Exemption Order was a significant undertaking that required contributions from numerous different parties. Submissions in support of the Exemption Order request came from across the country, and from a variety of stakeholders ranging from airport authorities, government officials, and local chambers of commerce.

Jetlines and Jet Metal want to take this opportunity to publicly thank federal Minister of Transport, Marc Garneau and the Trudeau government for recognizing the need for more competition in the airline market and the opportunity an ultra-low cost carrier airline presents to consumers and communities throughout Canada.  We would also like to thank all the Parliamentarians and key stakeholders that provided support for the Exemption Order, including:

•	The Hon. Carla Qualtrough, Minister of Sport and Persons with Disabilities and MP for Delta
•	Hon. Rona Ambrose, Leader of the Official Opposition
•	Senator Michael MacDonald, Deputy Chair Senate Standing Committee on Transport
•	Gerard Deltell, MP for Louis-Saint-Laurent
•	Raj Saini, MP for Kitchener
•	Bryan May, MP for Cambridge
•	Marwan Tabbara, MP for Kitchener South-Hespeler
•	Bob Bratina, MP for Hamilton East-Stoney Creek
•	Harold Albrecht, MP for Kitchener-Conestoga
•	Larry Miller, MP for Bruce-Grey-Owen Sound
•	Erin O'Toole, MP for Durham
•	Doug Eyolfson, MP for Charleswood-St. James-Assiniboia-Headingley
•	Ed Fast, MP for Abbotsford
•	Maxime Bernier, MP for Beauce
•	Kelly Block, MP for Carlton Trail-Eagle Creek
•	Halifax International Airport
•	Charlottetown International Airport
•	Moncton International Airport

•	Quebec City Jean Lesage International Airport
•	Chair, Regional Municipality of Waterloo
•	City of Waterloo
•	City of Cambridge
•	City of Kitchener
•	City of Hamilton
•	Greater Kitchener-Waterloo Chamber of Commerce
•	Region of Waterloo International Airport
•	Hamilton International Airport
•	London International Airport
•	Ottawa International Airport
•	Winnipeg International Airport
•	Red Deer Airport
•	Vancouver International Airport
•	Kelowna International Airport
•	Prince George Airport
•	Victoria International Airport
•	Prince George Chamber of Commerce
•	Richmond Chamber of Commerce
•	City of Kelowna
•	City of Victoria

Exemption Order Details

Jet Metal and Jetlines have previously disclosed the terms of a business combination transaction pursuant to which Jet Metal will acquire Jetlines by way of a three-cornered amalgamation (the "Transaction"). On completion of the transaction Jet Metal will be a publicly traded holding company that will carry out the business of Jetlines through a wholly-owned operating subsidiary named Canada Jetlines Operations Ltd. (the "Operating Subsidiary"). References to the "Resulting Issuer" refer to Jet Metal upon completion of the Transaction.

On May 16, 2016, Jet Metal and Jetlines submitted to Minister Garneau, a request for the issuance of an exemption order pursuant to subsection 62(1) of the Canada Transportation Act ("CTA"). The request was for the Operating Subsidiary to be exempt from the current 25% foreign voting interest limit in the CTA and be permitted to have up to 49% foreign voting interests.

The Exemption Order was granted for a five-year term ending on December 1, 2021 and will permit the Operating Subsidiary to conduct domestic air services once it satisfies all of the remaining licensing requirements. The Exemption Order was granted subject to certain conditions, including:

•	at all times, at least 51% of the voting interest of the Operating Subsidiary must be owned by Canadians;

•	no single foreign investor or its affiliates can own more than a 25% voting interest in the Operating Subsidiary;

•	no non-Canadian air carrier or its affiliates can own more than a 25% voting interest in the Operating Subsidiary;

•	at all times the Operating Subsidiary must be controlled in fact by Canadians; and

•	at the end of the term of the Exemption Order, the Operating Subsidiary must conform to the legislative framework regarding the ownership of Canadian air carries that is in place at such time.

As the Operating Subsidiary will be a wholly-owned subsidiary of the Resulting Issuer, the Exemption Order will permit foreign ownership in the publicly traded Resulting Issuer at up to 49% voting interests, with no single foreign investor or its affiliates having more than a 25% voting interest.

Regulatory Disclosure

The Transaction remains subject to the final approval of the Exchange and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all. Additional information as required can be found in the Jet Metal Management Information Circular dated Jun 17, 2016 and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF JET METAL CORP. "Mark J. Morabito" President & CEO	ON BEHALF OF CANADA JETLINES LTD. "Jim Scott" Chief Executive Officer

For more information, please call:
Chris Froggatt,
NATIONAL Public Relations
T: 613-2189545
E: cfroggatt@national.ca

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) Jetlines' business objectives; (ii) removal of conditions relating to the completion of the Transaction; (iii) the completion of the licensing process; and (iv) receipt of TSXV approval of the Transaction.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.